Exhibit B

CONTROL PERSON IDENTIFICATION

Brigade Capital Management, LP is the relevant entity for which Brigade Capital Management GP, LLC may be considered a parent holding company.

Brigade Capital Management, LP is the relevant entity for which Donald E. Morgan, III may be considered a control person.